UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Innovega Inc.

(Exact name of registrant as specified in its charter)

Delaware	80-02036668
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2018 156th Ave. NE , Building F Ste. 100, Bellevue, WA 98007

(Mailing Address of principal executive offices)

(425) 516-8175

Issuer’s telephone number, including area code

In this report, the term “Innovega” “we,” “us” or “the company” refers to Innovega Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2026. The financial statements included in this filing as of and for the six month period ended June 30, 2026, are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Results of Operations

Six Months ended June 30, 2026, Compared to Six Months ended June 30, 2025

The Company did not generate any revenues in the first half of 2026 and first half of 2025 respectively.

The company’s operating expenses consist primarily of research and development, general and administrative, and sales and marketing expenses. General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Sales and Marketing costs primarily consist of salaries and benefits of business development and marketing employees, marketing expenses, and travel and conference costs.

●	General and administrative expenses increased $56,485 to $678,951 for the six months ending June 30, 2026, from $622,466 for the six months ending June 30, 2025. This represents a 9% increase, primarily due to increased stock-based compensation, reflecting new restricted stock awards granted during the period and the continued vesting of restricted stock awards granted in prior periods and increase in consulting and accounting fees.

●	Research and development expenses increased $916,015 to $1,371,110 for the six months ended June 30, 2026, from $455,095 for the six months ended June 30, 2025. A 201% increase, primarily due to increase in research supplies and materials, increase in stock-based compensation, and increase in wages.

●	Sales and Marketing expenses increased $132,889 to $287,367 for the six months ending June 30, 2026, from $154,478 for the six months ending June 30, 2025. This 86% increase, primarily due to increase in advertising costs related to the company’s Regulation CF offering and marketing initiatives, and increase in stock-based compensation.

●	Interest expense decreased $52,089 to $164,922 for the six months ended June 30, 2026, from $217,011 for the six months ended June 30, 2025. This 24% decrease was primarily due to the renegotiation of the interest rate on the Company’s promissory notes from 18% to 12% per annum, which took effect during 2025, partially offset by an increase in aggregate note principal outstanding.

As a result of the foregoing, the company generated a net loss of $2,501,648 for the six months ended June 30, 2026, compared to a net loss of $1,448,085 for the six months ended June 30, 2025. The 73% increase in net loss resulted from increase in research and development, general and administrative, and sales and marketing expenses as described above, partially offset by the decrease in interest expense.

2

Liquidity and Capital Resources

At June 30, 2026, the Company’s cash on hand was $533,996. The Company is not generating revenues and requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception but has raised capital through securities offerings. As of June 30, 2026, the Company had net working capital of negative $4,003,298 and stockholders’ deficit of $3,095,011. Net cash used in operating activities was $880,880 for the six months ended June 30, 2026. The Company has historically been capitalized by private equity offerings, including sales of preferred stock, convertible and SAFE notes, and, more recently, Regulation Crowdfunding offerings. The Company plans to continue to raise additional capital through promissory note issuances, equity issuances, and other usual methods available to an emerging growth company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Debt

Owed to: Various third-party investors

Amount owed: $1,512,500.00

Interest rate: 12% 2

Maturity date: 12 2026

Material terms: Notes issued between 2022 and 2025, originally maturing September 30, 2025 through December 31, 2025. Interest rates were renegotiated to 12% with maturities extended to a range of September 2026 through December 2026. In connection with the notes, the Company issued 225,000 detachable warrants with a $0.001 per share exercise price and 5-year expiration terms, recognized at a value of $218,250 in 2024. Certain notes also include a premium repayment feature of 50%–100%, which created an additional discount of $262,500. As of June 30, 2026, the aggregate principal balance remained $1,512,500, unchanged from December 31, 2025, and the unamortized debt discount was $0.

Trend Information.

At this time, no Innovega products are commercially available. Management plans to initiate production and sales in 2027. On this basis, it does not hold inventory.

Innovega did not pre-sell its products in 2025. In anticipation of future production and inventories, Innovega began accepting “pre-orders” for its eyewear in 2026. Based on these pre-sales, Innovega has an obligation to deliver product, so these funds are reflected as deferred revenue current liabilities, accumulating to $353,631 as at June 30, 2026. Innovega will continue to accept pre-orders. On an ongoing basis, it may adjust the selling price and from time to time may offer payment plans. At this time, management cannot predict the cost of goods sold or future cost of sales.

Innovega will not sell products in 2026. It anticipates continuing to pre-sell products, accept payment, and book obligations as deferred revenue. On this basis it does not anticipate 2026 revenues. Marketing and sales costs to pre-sell eyewear are not yet material, but management is considering expanding efforts to accelerate pre-sales. Pre-sales provide capital but not income or profits.

In addition to the Smart Glasses-Contact Lens solution, Innovega more recently developed an eyewear platform that operates without need for the contact lens. While its maximum performance is not as high as the platform that is enabled by its contact lens, Innovega’s clinical team believe that it will perform well for a significant percentage of the vision impaired market, offering sufficient benefit to improve quality of life and independence. On this basis, management have decided to launch the contact lens-free eyewear first, then follow later with the more powerful lens-enabled platform.

Item 2. Other Information

As at June 30th, 2026, management are exploring optimum ways to commercialize this eyewear for application across the low vision market.

The current members of the Board of Directors are Stephen Willey, an Officer Designee, and Vijay Raghavan, the Common Share Designee and chairperson of its audit committee.

3

Item 3. Financial Statements

Innovega Inc.

Unaudited Balance Sheets

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$533,996	$99,708
Other current assets	163,580	158,545
Total current assets	697,576	258,253
Property and equipment, net	70,271	104,382
Intangible assets, net	1,291,178	1,303,071
Right of use asset - operating	97,902	168,065
Deferred offering costs	815,730	-
Other assets	935	935
Total assets	$2,973,592	$1,834,706

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$905,016	$951,995
Accrued expenses	453,338	207,987
Accrued interest, related parties	92,090	92,090
Accrued interest	698,304	574,471
Notes payable, current	1,512,500	1,512,500
Notes payable, related parties, current	535,000	535,000
Deferred revenue	353,631	-
Stock payable	71,670	-
Right-of-use liability - operating	79,325	101,562
Total current liabilities	4,700,874	3,975,605

LONG-TERM LIABILITIES
Accrued deferred wages and compensation time	1,367,729	1,367,729
Right-of-use liability - operating, net of current	-	18,586
Total liabilities	6,068,603	5,361,920

STOCKHOLDERS’ DEFICIT
Series Seed Preferred Stock, $0.0001 par value, 3,518,238 authorized and outstanding at June 30, 2026 and December 31, 2025	352	352
Series A-1 to A-3 Preferred Stock, $0.0001 par value, 7,734,301 authorized and 5,299,487 outstanding at June 30, 2026 and December 31, 2025	530	530
Common stock, $0.0001 par value; 50,000,000 authorized and 14,725,913 and 13,647,649 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	1,472	1,364
Additional paid-in capital	25,538,440	22,604,697
Accumulated deficit	(28,635,805)	(26,134,157)
Total stockholders’ deficit	(3,095,011)	(3,527,214)
Total liabilities and stockholders’ deficit	$2,973,592	$1,834,706

Accompanying notes are an integral part of these unaudited financial statements.

F-1

Innovega, Inc.

Unaudited Statements of Operations

	Six Months Ended
	June 30,
	2026	2025
Revenue	$-	$-
Cost of goods sold	-	-
Gross profit	-	-

Operating expenses:
Research and development	1,371,110	455,095
Sales and marketing	287,367	154,478
General and administrative	678,951	622,466
Total operating expenses	2,337,428	1,232,039
Loss from operations	(2,337,428)	(1,232,039)

Other income (expense):
Interest income	702	3
Other income	-	962
Interest expense	(164,922)	(217,011)
Total Other income (expense)	(164,220)	(216,046)
Loss before income taxes	(2,501,648)	(1,448,085)
Income taxes	-	-
Net loss	$(2,501,648)	$(1,448,085)

Weighted average common shares outstanding — basic and diluted	14,353,548	13,311,088
Net loss per common share — basic and diluted	$(0.17)	$(0.11)

Accompanying notes are an integral part of these unaudited financial statements.

F-2

Innovega, Inc.

Unaudited Statements of Stockholders’ Equity (Deficit)

For the Six Months Ended June 30, 2026 and June 30, 2025

					Additional		Total
	Common Shares		Preferred Shares		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2024	11,403,209	$1,140	8,817,725	$882	$18,962,221	$(22,112,332)	$(3,148,089)
Stock compensation expense	-	-	-	-	394,521	-	394,521
Net loss	-	-	-	-	-	(1,448,085)	(1,448,085)
Balances at June 30, 2025	11,403,209	$1,140	8,817,725	$882	$19,356,742	$(23,560,417)	$(4,201,653)

Balances at December 31, 2025	13,647,649	$1,364	8,817,725	$882	$22,604,697	$(26,134,157)	$(3,527,214)
Stock-based compensation	-	-	-	-	770,504	-	770,504
Vesting of restricted stock awards	147,323	15	-	-	(15)	-	-
Common stock issued pursuant to advisory agreement	271,910	27	-	-	815,703	-	815,730
Common stock issued- regulation CF, net of offering costs	659,031	66	-	-	1,347,552	-	1,347,617
Net loss	-	-	-	-	-	(2,501,648)	(2,501,648)
Balances at June 30, 2026	14,725,913	$1,472	8,817,725	$882	$25,538,440	$(28,635,805)	$(3,095,011)

Accompanying notes are an integral part of these unaudited financial statements.

F-3

Innovega, Inc.

Unaudited Statements of Cash Flows

	Six Months Ended
	June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,501,648)	$(1,448,085)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	842,174	394,521
Depreciation and amortization	34,112	82,672
Amortization of intangible assets	44,342	-
Changes in operating assets and liabilities:
Other current assets	(5,035)	(4,000)
Other assets	-	15,000
Accounts payable	(46,980)	27,746
Accrued expenses	245,351	39,984
Accrued interest	123,833	146,894
Deferred revenue	353,631	-
Right-of-use asset and liability	29,340	22,369
Net cash used in operating activities	(880,880)	(722,899)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(32,449)	(52,529)
Net cash used in investing activities	(32,449)	(52,529)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock, Regulation CF, net of offering costs	1,347,617	-
Proceeds from issuance of notes payable	-	10,000
Proceeds from issuance of notes payable, related parties	-	20,000
Proceeds from issuance of convertible notes payable	-	692,987
Net cash provided by financing activities	1,347,617	722,987

Change in cash and cash equivalents	434,288	(52,441)
Cash and cash equivalents, beginning of period	99,708	122,255
Cash and cash equivalents, end of period	$533,996	$69,814

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued pursuant to advisory agreement for deferred offering costs	$815,730	$-
Restricted stock awards obligated but unissued	$71,670	$-
Issuance of shares in lease modification	$-	$48,500
Warrants issued with notes	$-	$218,250
Derivative liability from conversion feature of convertible notes	$-	$90,000

Accompanying notes are an integral part of these unaudited financial statements.

F-4

Innovega Inc

Notes to the Unuaidted Financial Statements

For the Six Months Ended June 30, 2026

Note 1 – Organization and Basis of Presentation

Organization – Innovega Inc. (the “Company”) was incorporated in the state of Delaware. The Company’s smart glasses combine high-resolution cameras, microdisplays, and proprietary lens technology to help visually-impaired and legally blind individuals achieve visual performance approaching that of normal sight. Lightweight and built for everyday use, the system is designed for all-day wear and real-world functionality. The Company also designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position and results of operations for the six months ended June 30, 2026 and June 30, 2025.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company’s business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company’s products under development and liquidity constraints. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Going Concern - The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated minimal revenues to date and has accumulated losses to date. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. From inception through June 30, 2026, the Company has financed its operations through debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $28,635,805 on June 30, 2026, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations through the continued Regulation CF offering, a registration statement on Form S-1 that remains in process, advances from existing shareholders and note issuances until such a time as a business combination or other profitable investment may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

F-5

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to the valuation of stock-based compensation expense, and recoverability of intangible assets. Actual results could differ from those estimates.

Fair value of financial instruments – The Company’s financial instruments consist of cash, cash equivalents, accounts payable, notes payable and deferred offering costs. The fair value of the Company’s financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. This includes all cash and cash equivalents, accounts payable, notes payable and other liabilities. The Company believes that the amounts on the Company’s balance sheet reasonably reflect the fair market value of all assets and liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable. This includes the valuation of the Company’s restricted stock awards as discussed in Note 7, and common stock and warrants issued as discussed in Note 7.

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

Property and equipment, net – Property and equipment are stated at cost, net of depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a five-year life, computer equipment is depreciated over a three to five-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost, net of amortization and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – Intangible are stated at cost, net of amortization. It is the Company’s policy to capitalize patent filing and prosecution fees for patents in which they believe they will receive an economic benefit. Intangible assets consist primarily of patent filing and prosecution fees (Note 4). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

There were no impairments recorded for the six months ended June 30, 2026 and 2025.

F-6

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Research and development costs – All research and development costs are charged to expense as incurred. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies, materials, consultants, stock-based compensation and amortization of intangible assets.

The majority of historical costs are associated with contact lens development. When costs are incurred to develop deliverables to meet terms of customer contracts, expenses are captured in appropriate detail to ensure proper assignment to financial accounts. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

Revenue recognition – The Company has historically derived its revenue primarily from contracts.

The Company recognizes revenue when all of the following conditions have been satisfied:

●	There is persuasive evidence of an arrangement
●	The service has been or is being provided to the customer
●	The collection of the related fees is reasonably assured
●	The amount of the related fees to be paid by the customer is fixed and determinable

The Company had no revenue for the six months ended June 30, 2026 and 2025. The Company receives pre-order deposits from customers for display eyewear that has not yet been delivered. Under ASC 606 these amounts are recorded as a contract liability within deferred revenue and are recognized as revenue when control of the product transfers to the customer. Deferred revenue was $353,631 at June 30, 2026 and $0 at December 31, 2025. The Company expects to recognize this deferred revenue within the next 12 months.

Sales and advertising expense – The Company expenses advertising costs as they are incurred. Advertising expense was approximately $94,119 and $nil for the six months ended June 30, 2026 and 2025, respectively. These costs relate to promotion of the Company’s Regulation CF campaign and are included in sales and marketing.

Operating Leases - Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease term at the commencement date. Operating leases are included on the balance sheet. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such option. We account for substantially all lease and related non-lease components together as a single lease component. Operating lease expense is recognized on a straight-line basis over the lease term.

Lease payments - Management has elected to separate non-lease components. Accordingly, CAM and taxes will be charged to expense in the year incurred.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary and permanent differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments, including stock options and restricted stock awards, granted are generally valued at the grant-date fair value of the awards and recognized over the vesting period of the instrument. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company’s inception.

F-7

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

For the six months ended June 30, 2026 and six months ended June 30, 2025, the Company recognized $842,174 and $394,521, respectively, in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

Equity instruments awarded to non-employees as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The Board of Directors determines the value of the underlying stock by considering a number of factors, including third party valuation, historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s preferred stockholders, and the lack of liquidity of the Company’s common stock.

The fair value of restricted stock awards granted during the six months ended June 30, 2026 was estimated at $3.00 per share, based on contemporaneous sales of common stock to unaffiliated investors in the Company’s Regulation CF offering. Awards granted in prior periods were valued at $0.97 per share.

In accounting for stock-based compensation with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that it is not probable the performance conditions will be achieved, no compensation cost is recognized

Earnings per share attributable to common stockholders - Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the six months ended June 30, 2026 and 2025. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the six-months ended June 30, 2026 and 2025 and potentially dilutive instruments, including stock options, restricted stock awards, preferred stock, convertible notes, except in cases where the effect of the common stock equivalent would be anti-dilutive.

All potentially dilutive shares are considered anti-dilutive for the six months ended June 30, 2026 i 2025 due to the Company’s net loss.

The potential dilutive effects of converting all outstanding instruments are outlined below.

	June 30, 2026	June 30, 2025
Preferred shares	9,045,110	8,817,725
Stock options	1,437,695	1,753,257
Convertible notes	-	452,381
Restricted stock awards	1,586,660	2,287,725

F-8

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Convertible notes and convertible preferred stock

When the Company issues convertible debt or convertible preferred stock, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, Derivatives and Hedging. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument

Recent accounting pronouncements

The following recently issued accounting pronouncements have been adopted or are being evaluated by the Company:

Recently adopted accounting pronouncements

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Specifically, the ASU requires public entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss. The ASU also requires entities with a single reportable segment to provide all disclosures required under ASC 280, including the newly required expense disclosures.

The amendments are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The standard requires retrospective application to all prior periods presented.

The Company adopted ASU 2023-07 effective January 1, 2024 on a retrospective basis. The adoption of this standard did not change the Company’s identified reportable segments or the measure of segment profit or loss reported to the CODM; however, it resulted in additional disclosures regarding significant segment expenses and other segment items. All prior period segment information presented herein has been recast to conform with the current period presentation.

The Company’s Chief Operating Decision Maker (“CODM”), who has been identified as the Chief Executive Officer, reviews financial information at the consolidated level for the purposes of evaluating business performance, making operating decisions, and allocating resources. Accordingly, the Company has determined that the Company operates a single segment. Because the CODM reviews the operating results and manages the business performance strictly at the consolidated financial statement level, the segment profit measure utilized by the CODM is consolidated Net Income. The significant segment expense categories evaluated by the CODM are identical to the functional operating expense line items presented directly in the Statement of Operations. These include:

●	Cost of Revenue
●	Research and Development
●	Sales and Marketing
●	General and Administrative

Because these segment expense amounts are fully disclosed on the face of the Statement of Operations, the Company has referenced those totals here to avoid duplication. There are no additional significant segment expenses reviewed by the CODM that are not otherwise disaggregated in the financial statements.

Note 3 – Property and Equipment, Net

Property and equipment, net consist of the following at June 30, 2026, and December 31, 2025:

	June 30, 2026	December 31, 2025
Computer Equipment and Software	$87,934	$87,934
Laboratory Equipment	358,382	358,382
Office Equipment	15,406	15,406
Furniture and Fixtures	36,800	36,800
Leasehold Improvements	46,056	46,056
Less accumulated depreciation	(474,307)	(440,196)
	$70,271	$104,382

Depreciation expense related to property and equipment was $34,112 and $41,405 for the six months ended June 30, 2026 and June 30, 2025, respectively.

F-9

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Note 4 – Intangible Assets, Net

Intangible assets consist of the following at June 30, 2026, and December 31, 2025:

	2025	Additions	Disposals	June 30, 2026
Capitalized patent filing fees	$1,790,505	32,449	-	1,822,954
Less accumulated amortization	(487,434)	(44,342)	-	(531,776)
	$1,303,071	$(11,893)	$-	$1,291,178

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The patent filing fees are amortized over the estimated life of the patent using the straight-line method. Amortization expense was $44,342 for the six months ended June 30, 2026 and $41,266 for the six months ended June 30, 2025.

Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2026 (remaining six months)	$44,342
2026	88,684
2027	88,684
2028	88,684
2029	88,684
Thereafter	892,100
$1,291,178

Note 5 – Notes Payable

Between 2022 and 2025, the Company entered into a series of promissory note agreements (the “Notes”) with various third-party investors. The Notes were issued with an aggregate principal amount totaling $1,512,500 and originally had maturity dates ranging from September 30, 2025 through December 31, 2025. The Notes’ interest rates were renegotiated to 12% for all the loans with a maturity date ranging from September 2026 to December 2026. As of June 30, 2026, the Notes remain outstanding with an unchanged aggregate principal balance of $1,512,500; no repayments or conversions occurred during the six months ended June 30, 2026.

In connection with the issuance of the Notes, the Company issued detachable warrants to purchase shares of its common stock. The warrants were issued with exercise prices of $0.001 per share and with expiration terms of 5 years from the respective issuance dates. 225,000 warrants were issued in connection with various notes. The Company recognized a value of $218,250 in 2024 which was based on an estimated fair market value of the Company’s common stock due to the immaterial exercise price.

The issuance of the Notes and warrants was evaluated under ASC 470-20 and ASC 815. The Company allocated the proceeds from each issuance to the warrants first as due to the insignificant exercise price it was deemed in tandem to a share of common stock at the time of issuance creating a discount of $218,250. Additionally, some of the Notes include a premium repayment between 50% and 100% which created an additional discount of $262,500 This discount is being accreted over the respective terms of the Notes using the straight line method.

F-10

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

As of June 30, 2026, the unamortized balance of the debt discount remained $0 (fully amortized as of December 31, 2025), and the net carrying value of the Notes was $1,512,500.

As of June 30, 2026 and December 31, 2025, the Company had twelve Notes from the CEO totaling $500,000: one issued in 2020 for $100,000, two in 2021 for $100,000, and three in 2024 for $75,000 and six in 2025 for $255,000. All Notes carry a 12% annual interest rate with interest expense of $21,257 and $21,650 for the six months ended June 30, 2026 and 2025. Accrued interest due on these notes was $62,036 and $40,779 as of June 30, 2026 and December 31, 2025, respectively. The notes mature on September 30, 2026.

As of June 30, 2026 and December 31, 2026, the Company had three notes from a member of the Company’s board, totaling $35,000 issued in 2024. The Notes accrued interest of $2,182 and $2,182 for the six months ended June 30, 2026 and 2025, respectively. Accrued interest due on these notes was $7,081 and $4,899 as of June 30, 2026 and December 31, 2025, respectively. The notes mature on September 30, 2026.

Note 6 – Stockholders’ Deficit

Preferred Stock

The following is a summary of terms for the preferred stock as of June 30, 2026 and December 31, 2025:

		Issued and
	Shares	Outstanding
	Authorized	Shares
Series A-1 Preferred Stock	5,000,000	2,565,186
Series A-2 Preferred Stock	1,610,514	1,610,514
Series A-3 Preferred Stock	1,123,787	1,123,787
Series Seed Preferred Stock	3,518,238	3,518,238
Undesignated (authorized Preferred—none issued)	5,000,000	-
Total Preferred Stock	16,252,539	8,817,725

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Section 4 of the Company’s Charter, the conversion rate for such series shall be appropriately increased or decreased.

“Conversion Price” means $1.6154 per share for the Series Seed Preferred Stock, $2.9157 per share for the Series A-1 Preferred Stock, $1.6401 per share for the Series A-2 Preferred Stock and $2.0297 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

“Conversion Rate” means 1.0265 per share for the Series Seed Preferred Stock, 1.0289 per share for the Series A-1 Preferred Stock, 1.0172 per share for the Series A-2 Preferred Stock and 1.0223 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Corporation’s Common Stock provided that the aggregate gross proceeds to the Corporation are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and an as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

F-11

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

Liquidation Preference means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time.

As of June 30, 2026 and December 31, 2025, the value of the liquidation preferences for Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are $5,988,903, $7,917,960, $2,733,017 and $2,383,858, respectively, for a total liquidation value of $19,023,738.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

There was no Preferred Stock issued during the six months ended June 30, 2026.

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

“Dividend Rate” shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock are entitled to one vote for each share thereof held.

F-12

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights –Pursuant to the Amended and Restated Stockholders’ Agreement, at each annual meeting of the stockholders of the Company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors;

one (1) Common Designee as a Common Director; and

one (1) Series Seed Designee as the Series Seed Director.

(a) The “Officer Designees” shall be Stephen Willey for so long as Stephen Willey remain officers, employees or consultants of the Company, except that if Stephen Willey declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The “Common Designee” shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will Vijay Raghavam.

(c) The “Series Seed Designee” shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended the Company pursuant to the Stockholders’ Agreement the Company granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a “Major Series A Investor”) (the Major Seed Investors together with the Major Series A Investors, the “Major Preferred Investors”), that qualifies as an “accredited investor” under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

Common Stock

In July 2025, the Company commenced a crowdfunding offering through StartEngine (the “Offering”). The Offering provided investors time- and amount-based incentives if invested within the first two weeks (7% bonus shares for $1,000–$4,999, 10% bonus shares for $5,000–$9,999, 13% bonus shares for $10,000–$19,999, 15% bonus shares for $20,000–$29,999, 30% bonus shares for $30,000–$49,999, and 35% bonus shares for $50,000+ investment); amount-based incentives (5% bonus shares for $1,000–$4,999, 7% bonus shares for $5,000–$9,999, 10% bonus shares for $10,000–$19,999, 13% bonus shares for $20,000–$29,999, 20% bonus shares for $30,000–$49,999, and 25% bonus shares for $50,000+), and a loyalty incentive of 10% bonus shares for previous investors.

During the six months ended June 30, 2026, the Company raised additional gross proceeds of $1,977,093 through the Offering, resulting in the issuance of 659,031 shares of Common Stock, and completed the Offering on March 30, 2026. Net proceeds were $1,347,617 in the six months ended June 30, 2026. Total gross proceeds from the Offering, from commencement through completion, were $3,182,441, resulting in the issuance of 1,174,024 shares of Common Stock in the aggregate.

F-13

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

On February 16, 2026, the Company issued 271,910 shares of common stock to

In February 2026, the Company entered into an advisory agreement for a direct listing of the Company’s securities or an M&A transaction. As compensation, the Company issued the advisor 271,910 shares, which is 1% of the Company’s outstanding shares on February 16, 2026, as an advisory fee, with reimbursement of out-of-pocket expenses not to exceed $50,000 (subject to prior approval). If the Company has not consummated a Go-Public Transaction prior to the termination of this Agreement, then upon termination of this Agreement and for a period of six (6) months from the effective date of termination, the Company shall have the option to repurchase three fourths (3/4) of the Common Stock from the advisor for $1,000. As of June 30, 2026, the fair value of the shares of $815,730 was accounted for as differed offering costs.

Warrants

Warrants consist of the following at June 30, 2026:

	Number	Weighted average exercise price
Outstanding at December 31, 2025	424,992	$0.001
Granted	-	-
Exercised	-	-
Expired or forfeited	-	-
Outstanding at June 30, 2026	424,992	$0.001

All warrants have a life of 5 years with expiration dates in 2028 and 2029. All warrants have an exercise price of $0.001 per share. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

Note 7 – Stock Based Compensation

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and nonqualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. On January 14, 2021, the Company authorized an additional 3,587,864 shares of common stock for issuance under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is ten years. The options generally vest over the requisite service period of four years

Stock options consist of the following at June 30, 2026:

Vested and Nonvested Stock Options	Number	Weighted Average Exercise Price ($)	Weighted Average Remaining Life
Outstanding December 31, 2025	2,033,753	0.61	3.6
Granted	-	-	-
Exercised	-	-	-
Expired or forfeited	(596,058)	0.64	4.9
Outstanding June 30, 2026	1,437,695	0.60	2.7

Vested as of June 30, 2026	1,437,695	0.60	2.7
Shares expected to vest	190,000	0.75	6.3

F-14

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Restricted stock awards - During January, May, August, and December 2025, the Company granted an aggregate of 2,040,166 restricted stock awards to employees and advisors under the 2008 Equity Incentive Plan, valued at grant-date fair market value of $0.97 per share. During the six months ended June 30, 2026, the Company granted an additional 207,000 restricted stock awards to employees, advisors, and contractors, valued at grant-date fair market value of $3.00 per share. The grant-date fair market value of the underlying common stock was determined by the Board of Directors based on contemporaneous financing transactions, third-party valuations, historical and projected operating results, the Company’s stage of development, and the lack of marketability of the Company’s common stock.

The awards contain a combination of service-based and performance-based vesting conditions. Service-based awards generally vest over periods ranging from one to four years, subject to the recipient’s continued service. Certain awards also contain performance-based vesting conditions tied to the achievement of specified corporate financing and operational milestones. Compensation expense related to performance-based awards is recognized when achievement of the applicable performance condition is deemed probable.

Restricted stock awards consist of the following at June 30, 2026:

Vested and Nonvested RSA’s	Number
Outstanding December 31, 2025	1,526,983
Granted	207,000
Vested	(147,323)
Expired or forfeited	-
Outstanding June 30, 2026	1,586,660
Shares expected to vest	1,586,660

As of June 30, 2026, there was $774,820 of total unrecognized stock-based compensation expense related to unvested restricted stock awards, expected to be recognized over a weighted-average period of 1.5 years.

Stock payable – Certain restricted stock awards had a vesting commencement date preceding the date the Company’s Board of Directors formally approved the grant. For these awards, the Company recognizes compensation expense as service is rendered over the requisite service period, consistent with its stock-based compensation policy, even though the underlying shares had not yet been legally issued as of June 30, 2026. As of June 30, 2026, the Company recorded a stock payable liability of $71,670, representing the portion of these awards earned through that date that remained unissued. The shares are expected to be issued upon formal Board approval of the related grants.

Stock Based Compensation- For the six months ended June 30, 2026, the Company recorded $842,173 in stock-based compensation in conjunction with stock options and restricted stock awards. Stock-based compensation expense was recorded in the amount of $416,938 to general and administrative, $370,656 to research and development, and $54,579 to sales and marketing. For the six months ended June 30, 2025, the Company recorded $394,521 in stock-based compensation in conjunction with stock options and restricted stock awards. Stock based compensation expense was recorded in the amount of $288,906 to general and administrative, $83,790 to research and development and $21,825 to sales and marketing.

F-15

Innovega Inc (Unaudited)

Notes to the Financial Statements

For the Six Months Ended June 30, 2026

Note 8 – Right of Use - Operating

Operating leases – The Company leases office space in San Diego, California. Rental expense for the six months ended June 30, 2026 and 2025 totaled $101,238 and $91,688, respectively. This expense is recorded as part of the Company’s research and development costs.

The Company rents office space in Bellevue, Washington for its administrative office that is currently on a month-to-month basis.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California (“the San Diego office”) starting January 2022 for 5,243 rentable square feet. This lease is classified as an operating lease. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which the Company’s share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance. All tenant improvements are repaid and amortized over the life of the lease.

In November 2024, the Company entered into a lease modification with the landlord of the San Diego office. In exchange for applying the remaining security deposit of $119,866 to unpaid rent and acceleration of tenant improvement payments leaving an estimated balance due of $59,657, the Company agreed to make certain minimum payments of $8,827 through February 2026 and, beginning in March 2026, to pay the full monthly rent obligation. As of June 30, 2026, the Company is paying the full monthly rent obligation under this arrangement.

The Company has classified the San Diego office as an operating lease. The Company has used an 11% discount rate to determine the present value of its lease obligations and the imputed interest portion of its lease liability.

As of June 30, 2026, the right-of-use asset was $97,902 and the total lease liability was $79,325, consisting entirely of a short-term lease liability, as the remaining term of the San Diego lease is now less than twelve months.

	June 30,	December 31,
	2026	2025
Right of use asset – operating	$97,902	$168,065

Right-of-use liability - operating	$79,325	$101,562
Right-of-use liability - operating, net of current	-	18,586
Total lease liability	$79,325	$120,148

As of June 30, 2026, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms are as follows:

Amount
2026 (remaining six months)	$73,410
2027	24,470
Total lease payments	97,880
Less imputed interest	(18,555)
Lease liability	$79,325

Note 9 – Related Party Transactions

The Company had $1,367,729 and $1,367,729 in deferred compensation as of June 30, 2026, and December 31, 2025, respectively. These amounts are due to the Company’s CEO and Chief Clinical and Regulatory Officer “CCO”. The CCO is no longer with the Company therefore these liabilities have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

See also Note 5 – Notes Payable for additional related party transactions.

Note 10 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee’s date of hire. Contributions to the 401(k) plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the six months ending June 30, 2026 and 2025, of approximately $4,901 and $6,534, respectively.

The Company will match employee 401k contributions to a maximum of 4% of each gross payroll amount. Innovega will cover the expense of an online service and of an asset manager who will offer employees a variety of investment portfolios.

Note 11 – Subsequent Events

The Company evaluated subsequent events through September 28, 2026.

F-16

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this Report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm

2.2	Bylaws (included as exhibit 2.2 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm

3.1	Form of Amended and restated Stockholders’ Agreement (included as exhibit 3.1 to the company’s Form 1-A filed on February 4, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm

6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm

4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, State of Washington, on, September 28, 2026

INNOVEGA INC.

By	/s/ Stephen Willey
Stephen Willey
Date:	September 28, 2026

The following persons in the capacities and on the dates indicated have signed this Report.

/s/ Stephen Willey
Stephen Willey,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date:	September 28, 2026

/s/ Vijay Raghavan
Vijay Raghavan
Director
Date:	September 28, 2026

5